

January 23, 2012

Via E-mail
Ronald Davis
President
OICco Acquisition IV, Inc.
4412 8th St. SW
Vero Beach, FL 32968

> **Re:** **OICco Acquisition IV, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 27, 2011**
> **File No. 333-165760**

Dear Mr. Davis:

We have reviewed your amended filing and response letter and have the following comments. References to prior comments refer to those in our letter dated November 4, 2011.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You disclose that your sole officer, director and shareholder Ronald Davis is also the sole officer, director and shareholder of several other blank check companies, including OICco Acquisition III, Inc. We note that a registration statement on Form S-1 (file no. 333-168185) filed by OICco Acquisition III was declared effective on July 6, 2011, but that that company has not to date complied with its reporting obligations under the Securities Exchange Act of 1934. Given the failure of your affiliated company OICco Acquisition III to file its reports in a timely manner or at all, please add a separate and prominent risk factor discussing OICco Acquisition III's failure in this regard and addressing the possibility that OICco Acquisition IV similarly may not satisfy its SEC reporting requirements.

2.   Please also supplementally explain to us why OICco Acquisition III has not filed any required reports, including its Form 10-Q for the quarterly period ended September 30, 2011. We may have further comments upon review of your response.

3.   In addition, we note your disclosure on page 19 that you intend to file a registration statement on Form 8-A to register your common stock under Section 12(g) of the Exchange Act "within 5 business days of the effectiveness" of your Form S-1. Your affiliated company OICco Acquisition III disclosed in its Form S-1 registration statement that it would "immediately upon effectiveness of the S-1 file a Form 8-A registering its common share [sic] under the Exchange Act of 1934." OICco Acquisition III has not to date filed a Form 8-A registration statement. Please tell us in your response letter why your affiliated company has not filed a Form 8-A as it disclosed it would. It appears you should add risk factor disclosure discussing the possibility you may fail to file a Form 8-A, notwithstanding the disclosure in its Form S-1, and describing the consequences to potential investors should you similarly fail to file such a document.

4.   With respect to OICco Acquisition III and any other blank check companies controlled by Mr. Davis that are subject to SEC reporting obligations, please tell us in your response letter (i) the status of such company's attempts to raise capital through a registered offering of securities, and (ii) whether such company has entered into an agreement with respect to an initial business combination. Please update disclosure throughout the filing as appropriate to reflect the success, or lack thereof, that other blank check companies controlled by Mr. Davis have had to date. In this regard, specifically address the following, in each case discussing OICco Acquisition III and any other of Mr. Davis's blank check companies by name:

- To the extent that any of Mr. Davis's other blank check companies with effective registration statements have not yet entered into an agreement for an initial business combination, please provide related risk factor disclosure and state the amount of time since their registration statements went effective.
- Expand the risk factor on page 12 entitled "No assurance shares will be sold…" to indicate whether OICco Acquisition III has raised any funds to date, and to indicate the amount of time since its registration statement went effective.
- Revise the "Conflicts of Interest" section on page 24 to discuss the status of OICco Acquisition III's attempts to raise capital through its registered offering of securities, and to state, if accurate, that OICco Acquisition III has not yet entered into an agreement for a business combination, as appears to be the case from the absence of a filed Form 8-K disclosing such an agreement.

Exhibit 99a. Escrow Agreement

5.   You advise in response to prior comment 2 that Evolve Bank & Trust will serve as the escrow agent for the offering, but the second full paragraph of the escrow agreement still refers to Underhill Securities as the escrow agent. Please revise or advise.

You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Branch Chief – Accounting, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
William B. Haseltine, Haseltine Law Office